MTS Announces Second Quarter 2013 Financial Results

MTS Reports Operating Profit of $377,000 for the Second Quarter

Ra’anana, Israel –August 15, 2013 – MTS – Mer Telemanagement Solutions Ltd. (Nasdaq Capital Market: MTSL), a global provider of Mobile Virtual Network Enabler (MVNE), Mobile Money and telecommunications expense management (TEM) solutions and services, today announced its financial results for the second quarter of 2013.

Revenues for the second quarter of 2013 were $3.1 million, compared with $3.3 million in revenues during the same quarter last year and revenues of $3.3 million in the first quarter of 2013. The Company’s operating profit was $377,000 in the second quarter of 2013 compared to an operating profit of $517,000 for the second quarter of 2012 and $420,000 in the first quarter of 2013. Net income for the second quarter was $309,000 or $0.07 per diluted share, compared with net income of $460,000 or $0.10 per diluted share in the second quarter of 2012 and $344,000 or $0.07 per diluted share in the first quarter of 2013. Revenues for the six month period ended June 30, 2013 were $6.4 million, compared with $6.3 million for the comparable period in 2012. Net income for the six months ended June 30, 2013 was $653,000 or $0.14 per diluted share, compared with net income of $770,000 or $0.17 per diluted share in the comparable period in 2012.

As of June 30, 2013, we had cash and marketable securities of $5.6 million as compared to $4.3 million as at December 31, 2012. During the six month period ended June 30, 2013 we had positive operating cash flow of $1.2 million, as compared to positive operating cash flow of $1.0 million during the six month period ended June 30, 2012.

"We recently completed the second deployment of our Mobile Money solution for a customer in Africa and as previously announced we successfully signed up a new MVNO customer in the U.S. for our MVNE managed services model. The contract with the MVNO customer provides for minimum revenues of approximately $1.1 million over a three and half year period. We are seeing other opportunities in the TEM, MVNE and Mobile Money markets and are working diligently to convert these opportunities into new contracts," concluded Mr. Bar.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is a worldwide provider of Telecom Expense Management (TEM) and Mobile Virtual Network Operators and Enablers (MVNO/MVNE) and Mobile Money services and solutions used by mobile service providers.

The MTS TEM Suite solution enables enterprises to gain visibility and control of strategic fixed and mobile telecom assets, services and IT security policies that drive key business processes and crucial competitive advantage. The MTS cloud, consulting and managed services solutions -- including integrated management of invoices, assets, wireless, optimization, usage, mobile device management (MDM), procurement, help desk and bill payment ,along with dashboards and reporting tools -- provide professionals at every level of the organization with rapid access to concise, actionable data.

MTS's solutions for telecommunication service providers are used worldwide by wireless and wireline service providers for interconnect billing, partner revenue management and for charging and invoicing their customers. MTS provides MVNE service to allow quick launch of new MVNO initiatives in a pay as you grow and revenue share models. In addition, MTS has pre-configured solutions to support emerging carriers of focused solutions (e.g. IPTV, VoIP, WiMAX, MVNO) to rapidly install a full-featured and scalable solution.

Headquartered in Israel, MTS markets its solutions through wholly owned subsidiaries in the United States, Hong Kong and distribution channels. MTS shares are traded on the NASDAQ Capital Market (symbol MTSL). For more information please visit the MTS web site: www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.

Contacts:

Company:

Alon Mualem

CFO

Tel: +972-9-7777-540

Email: Alon.Mualem@mtsint.com

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	June 30,	December 31,
	2013	2012
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$5,491	$4,190
Restricted cash	399	38
Restricted marketable securities	146	139
Trade receivables, net	580	1,066
Deferred income tax	203	371
Other accounts receivable and prepaid expenses	167	175

Total current assets	6,986	5,979

LONG-TERM ASSETS:
Severance pay fund	762	658
Other investments	4	4

Total long-term assets	766	662

PROPERTY AND EQUIPMENT, NET	216	245

OTHER ASSETS:
Goodwill	3,479	3,479
Other intangible assets, net	662	759

Total other assets	4,141	4,238

Total assets	$12,109	$11,124

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share and per share data)

	June 30,	December 31,
	2013	2012
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$280	$279
Accrued expenses and other liabilities	2,301	2,393
Deferred revenues	1,847	1,648
Liabilities of discontinued operations	435	435

Total current liabilities	4,863	4,755

LONG-TERM LIABILITIES -
Accrued severance pay	896	800

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital	13	13
Additional paid-in capital	20,240	20,120
Treasury shares	(29)	(29)
Accumulated other comprehensive income	13	5
Accumulated deficit	(13,887)	(14,540)

Total shareholders' equity	6,350	5,569

Total liabilities and shareholders' equity	$12,109	$11,124

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,		Three months ended June 30,
	2013	2012	2013	2012
Revenues:
Product sales	$1,071	$1,753	$476	$921
Services	5,326	4,511	2,624	2,359

Total revenues	6,397	6,264	3,100	3,280

Cost of revenues:
Product sales	426	618	184	351
Services	1,830	1,613	921	795

Total cost of revenues	2,256	2,231	1,105	1,146

Gross profit	4,141	4,033	1,995	2,134

Operating expenses:
Research and development, net of grants from the OCS	668	704	324	330
Selling and marketing	1,128	1,043	540	519
General and administrative	1,548	1,489	754	768

Total operating expenses	3,344	3,236	1,618	1,617

Operating profit	797	797	377	517
Financial income (expenses), net	37	(21)	18	(53)

Income before taxes on income	834	776	395	464
Tax on income, net	181	6	86	4

Net income	$653	$770	$309	$460

Net Income per share:

Basic and diluted net income per Ordinary share	$0.14	$0.17	$0.07	$0.10

Weighted average number of Ordinary shares used in computing basic net income per share	4,652,979	4,459,057	4,665,557	4,459,057
Weighted average number of Ordinary shares used in computing and diluted net income per share	4,738,092	4,459,057	4,691,529	4,459,057